UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2020

Commission File Number: 001-35942

LightInTheBox Holding Co., Ltd.

Floor 5, Building 2, Yaxin Science & Tech Park,

No.399 Shengxia Road

Pudong New Area

Shanghai, 201203

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F             ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes             ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

TABLE OF CONTENTS

Exhibit 99.1 — LightInTheBox to Hold 2020 Annual General Meeting on December 24, 2020

Exhibit 99.2 — Notice of Annual General Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LightInTheBox Holding Co., Ltd.

By:	/s/ Jian HE
Name:	Jian HE
Title:	Chief Executive Officer

Date: November 2, 2020